PRICEWATERHOUSECOOPERS (GRAPHIC APPEARS HERE)
								Pricewaterhouse Coopers LLP
								250 West Pratt Street
								Suite 2100
	Report of Independent Accountants		Baltimore MD  21201 2304
								Telephone (410) 783 7600
								Facsimile (410) 783 7680


To the Board of Directors of:
U.S. Bond Index Portfolio

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about U.S. Bond Index Portfolio (the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December
31, 1999. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.

Included among our procedures were the following tests performed as of December 31, 1999, and with respect to agreement of security purchases and sales, for the period from May 31, 1999 (the date of our last examination), through December 31, 1999:

-Confirmation of all securities held by institutions in book entry form The Federal Reserve Bank of New York and The Depository Trust Company;

-Reconciliation of all such securities to the books and records of the Fund and the Custodian;

-Agreement of security purchases and security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Pricewaterhouse Coopers LLP

Baltimore, Maryland
April 3, 2000

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								Deutsche Asset Management
								1 South Street
								Baltimore MD  21202 3220

								Telephone (410) 727 1700


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the U.S. Bond Index Portfolio, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999, and from May 31, 1999 through December 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999, and from May 31, 1999 through December 31, 1999, with respect to securities reflected in the investment account of the Company.



Deutsche Asset Management


By:	/s/ Amy Olmert
	------------------------
	Amy Olmert
	Vice President of Administration

	4/19/2000
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	Date


















						Deutsche Bank Group (Graphic Appears Here)

                             Washington, D.C. 20549

                                  FORM N-17F-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 (17 CFR 370.17f-2)

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1. Investment Company Act File Number 		            Date examination
BT Investment Portfolios         811-7774                   completed:
										December 31, 1999
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2. State Identification Numbers
                                        BT Advisor Funds

AL          AK            AZ            AR          CA             CO
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CT          DE            DC            FL          GA             HI
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ID          IL            IN            IA          KS             KY
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LA          ME            MD            MA          MI             MN
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MS          MO            MT            NE          NV             NH
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NJ          NM            NY            NC          ND             OH
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OK          OR            PA            RI          SC             SD
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TN          TX            UT            VT          VA             WA
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WV          WI            WY            PUERTO RICO
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3.  Exact name of investment company as specified in registrations statement
                                             See 1 above

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4. Address of principal executive office (number, street, city, state, zip code)
1 South street, Baltimore, Maryland 21202-3220

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INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.         All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal offices in
	     Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT